EXHIBIT 12.1

HALLIBURTON COMPANY
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(Millions of dollars, except ratios)

	Year Ended December 31
	2008	2007	2006	2005	2004
Earnings available for fixed charges:
Income from continuing operations
before income taxes and minority interest	$3,163	$3,460	$3,199	$1,997	$990
Add:
Distributed earnings from equity in
unconsolidated affiliates	30	43	28	34	30
Fixed charges	225	208	224	248	266
Subtotal	3,418	3,711	3,451	2,279	1,286
Less:
Equity in earnings of
unconsolidated affiliates	50	57	65	42	47
Total earnings available for fixed charges	$3,368	$3,654	$3,386	$2,237	$1,239

Fixed charges:
Interest expense	$160	$154	$165	$196	$220
Rental expense representative of interest	65	54	59	52	46
Total fixed charges	$225	$208	$224	$248	$266

Ratio of earnings to fixed charges	15.0	17.6	15.1	9.0	4.7

All periods presented reflect the reclassification of KBR, Inc. to discontinued operations.